AHA INVESTMENT FUNDS, INC.

AMENDMENT TO THE TRANSFER AGENT SERVICING AGREEMENT

THIS AMENDMENT dated as of June 30, 2003 to the Transfer Agent Servicing Agreement dated as of November 1, 2001 by and between AHA Investment Funds, Inc. , a Maryland corporation, (the "Company") and U.S. Bancorp Fund Services, LLC, ("USBFS") a Wisconsin limited liability company, shall be as follows:

A.  Proprietary and Confidential Information shall be amended and replaced in its entirety as follows:

Proprietary and Confidential Information

USBFS agrees on behalf of itself and its directors, officers, and employees to treat confidentially and as proprietary information of the Company all records or other information relative to the Company and prior, present, or potential shareholders (and clients of said shareholders), and not to use such records or information for any purpose other than the performance of its responsibilities and duties hereunder, except after prior notification to and approval in writing by the Company, which approval shall not be unreasonably withheld and may not be withheld where USBFS may be exposed to civil or criminal contempt proceedings for failure to comply after being requested to divulge such information by duly constituted authorities, or when so requested by the Company.

Further, USBFS will adhere to the privacy policies adopted by the Company pursuant to Title V of the Gramm-Leach-Bliley Act, as may be modified from time to time (the "Act"). Notwithstanding the foregoing, USBFS will only use any nonpublic personal information concerning any of the Company’s shareholders for the purpose of performing its responsibilities and duties hereunder and in no event will share any such information with any third party unless specifically directed by the Company or allowed under one of the exceptions noted under the Act after confirming with an officer of the Company that reliance on that exception is permissible under the Act.

B.  Anti-Money Laundering Program shall be amended and replaced in its entirety as follows:

Anti-Money Laundering Program

The Company acknowledges that its Board of Directors has had an opportunity to review, consider and comment upon the procedures provided by USBFS describing various tools designed to promote the detection and reporting of potential money laundering activity by monitoring certain aspects of shareholder activity (the "Monitoring Procedures") as well as written procedures for verifying a customer’s identity (the "Customer Identification Procedures"), together referred to as the "Procedures," and the Company has determined that the Procedures, as part of the Company’s overall anti-money laundering program, are reasonably designed to prevent the Fund from being used for money laundering or the financing of terrorist activities and to achieve compliance with the applicable provision of the Bank Secrecy Act and the implementing regulations thereunder.

Based on this determination, the Company hereby instructs and directs USBFS to implement the Procedures on the Company’s behalf, as such may be amended or revised from time to time, and USBFS accepts such delegation.

It is contemplated that these Procedures will be amended from time to time by the parties as additional regulations are adopted and/or regulatory guidance is provided relating to the Company’s anti-money laundering responsibilities.

USBFS agrees to provide to the Company:

(a)  Prompt written notification of any transaction or combination of transactions that USBFS believes, based on the Procedures, evidence money laundering activity in connection with the Company or any shareholder of the Fund;

(b)  Prompt written notification of any customer(s) that USBFS reasonably believes, based upon the Procedures, to be engaged in money laundering activity, provided that the Company agrees not to communicate this information to the customer;

(c)  Any reports received by USBFS from any government agency or applicable industry self-regulatory organization, as well as internal audit results or reports from third parties retained by USBFS, pertaining to USBFS’s anti-money laundering monitoring on behalf of the Company;

(d)  Prompt written notification of any action taken in response to anti-money laundering violations as described in (a), (b) or (c); and

(e)  An annual report certifying that USBFS has implemented the Procedures and that it will perform the specific requirements of the Procedures on behalf of the Company. USBFS shall provide such other reports on the monitoring and customer identification activities conducted at the direction of the Company as may be agreed to from time to time by USBFS and the Company.

The Company hereby directs, and USBFS acknowledges, that USBFS shall (i) permit federal regulators access to such information and records maintained by USBFS and relating to USBFS’s implementation of the Procedures on behalf of the Company, as they may request, and (ii) permit such federal regulators to inspect USBFS’s implementation of the Procedures on behalf of the Company.

USBFS hereby represents and warrants to the Company that it is subject to a rule implementing 31 U.S.C. 5318(h) and is regulated by a "federal functional regulator" (as defined at 31 C.F.R. §103.120(a)(2)).

C.  Exhibit B of the Agreement is hereby superceded and replaced with Exhibit B attached hereto.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by a duly authorized officer on one or more counterparts as of the day and year first written above.

AHA INVESTMENT FUNDS, INC.	U.S. BANCORP FUND SERVICES, LLC

By: /s/ Timothy G. Solber Title: Managing Director	By: /s/ Joseph Redwine Title: President